Exhibit 8.1

Subsidiaries	Jurisdiction	Ownership Interest
Vimicro Corporation	People’s Republic of China	100%
Viewtel Corporation	United States of America	100%
Vimicro Electronics International Limited	Hong Kong Special Administrative Region, China	100%
Vimicro Electronic Technology Corporation,	People’s Republic of China	100%
Jiangsu Vimicro Electronics Corporation	People’s Republic of China	100%
Vimicro Electronics Corporation	People’s Republic of China	50%
Vimicro Guiyang Corporation	People’s Republic of China	100%
Vimicro Fuzhou Corporation	People’s Republic of China	100%
Vimicro Guangdong Corporation	People’s Republic of China	100%

Variable Interest Entities Consolidated in our Financial Statements	Jurisdiction
Vimicro Sky-Vision Technology Corporation	People’s Republic of China